Exhibit 99.1

ETORO REPORTS THIRD QUARTER 2025 RESULTS

Net Contribution grew by 28% year-over-year to $215 million

Assets Under Administration grew by 76% year-over-year to $20.8 billion

Funded accounts grew by 16% year-over-year to 3.73 million

Announced a $150 million share repurchase program

New York - November 10th, 2025 - eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the third quarter ended September 30, 2025.

“We remain focused on executing our strategy across our four key pillars of trading, investing, wealth management, and neo-banking, developing new products and services that deliver value to users across every step of their investing journey. This robust product offering, combined with our unique shared social experience for users worldwide, creates a powerful flywheel that drives increased engagement and activity platform while establishing a durable competitive moat. Looking ahead, we are committed to remaining at the forefront of product development and innovation, as demonstrated by our crypto and AI initiatives, while expanding our reach both globally and within the United States through Copy Trading. As eToro continues to scale, we believe we are well positioned to capture the significant growth opportunities presented by the inevitable macro tailwinds and deliver long-term shareholder value,” said Yoni Assia, eToro’s Co-founder and CEO.

“We delivered another strong quarter of profitable growth, with Net Contribution and Adjusted EBITDA increasing year over year by 28% and 43% respectively. Our results reflect the strength of our diversified revenue streams across segments and geographies, robust user engagement, and disciplined cost management, a trend that has continued into October. We continue to see momentum across key performance metrics with funded accounts up 16% and assets under administration up 76% year over year, underscoring our laser focus on increasing our customer base and share of wallet,” said Meron Shani, eToro CFO.

Share Repurchase Program

eToro today announced that its Board of Directors has authorized a share repurchase program of up to $150 million. Such repurchases may be made through a variety of methods, including through open market transactions (including through Rule 10b5-1 plans), privately negotiated transactions, block trades and by way of an accelerated share repurchase program. Additionally, subject to market and other conditions, the Company intends to enter into an Accelerated Share Repurchase (“ASR”) agreement to repurchase approximately $50 million of its common shares under the new authorization. This authorization reflects the Company’s confidence in its long-term strategy and growth prospects, financial strength, and commitment to deliver shareholder value. eToro believes that its current share price does not fully reflect the Company’s fundamental value, and that repurchasing shares represents a prudent allocation of capital. The program also provides additional flexibility to support potential future strategic initiatives, including mergers and acquisitions, where eToro shares could serve as an effective transaction currency. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of our shares, general market and economic conditions, our liquidity requirements, applicable legal requirements and other business considerations.

Third Quarter 2025 Financial and Product Highlights1

●	Net contribution increased by 28% year over year to $215 million, compared to $167 million in the third quarter of 2024.

●	Net income (GAAP) increased 48% year over year to $57 million, compared to $39 million in the third quarter of 2024.

●	Adjusted Net Income (Non-GAAP) increased 35% to $60 million, compared to $45 million in the third quarter of 2024.

●	Adjusted EBITDA (non-GAAP) increased by 43% year over year to $78 million, compared to $55 million in the third quarter of 2024, largely due to increased net contribution and disciplined cost management.

●	Adjusted Diluted EPS (non-GAAP) was $0.60, compared to $0.51 in the third quarter of 2024.

●	Funded accounts increased 16% year over year to 3.73 million compared to 3.21 million in the third quarter of 2024. This was driven primarily by ongoing user acquisition and retention efforts, as well as the acquisition of Australian investing app Spaceship in Q4 2024.

●	Assets under Administration grew by 76% year over year to $20.8 billion, compared to $11.8 billion in the third quarter of 2024.

●	Cash, cash equivalents and short term investments were $1.2 billion as of September 30, 2025.

●	Launched key products across our four pillars of trading, investing, wealth management, and neo-banking including AI-powered solutions, U.S. Copy Trading, 24/5 trading, futures, local savings, and eToro Money in key markets

October KPI metrics2

Consistent with its commitment to enhanced transparency and disclosure, eToro also reported the below selected monthly business metrics for October 2025

●	Assets under Administration (AUA) were $20.5 billion up 73% year-over-year.

●	Funded accounts were 3.76 million up 17% year-over-year.

●	Capital Markets/ECC Activity

○	Total number of trades for October was 62 million up 53% year-over-year;

○	Invested amount per trade for October was $361 up 26% year-over-year;

●	Crypto Activity

○	Total number of trades for October was 5 million up 84% year-over-year;

○	Invested amount per trade for October was $320 up 52% year-over-year;

●	Interest Earning Assets for October was $8.7 billion up 55% year-over-year.

●	Total Money Transfers for October was $1.4 billion up 116% year-over-year.

[1]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Adjusted EBITDA margin is based on net contribution.Numbers may not sum up due to rounding; percentage changes based on unrounded data.
[2]	Numbers may not sum up due to rounding; percentage changes based on unrounded data.

Business Highlights

Highlights across the Company’s four strategic pillars during the third quarter include:

●	Trading: The Company is introducing continuous weekday trading (24/5) for all S&P 500 and Nasdaq 100 stocks, enabling its global user base to access U.S. markets more easily and respond to global market movements. eToro expanded its futures offering into Europe and provided broader access to Nordic-listed stocks across Stockholm, Helsinki, and Copenhagen through Nasdaq, strengthening its global market reach.

●	Investing: Marking 15 years of social investing, eToro continued to grow its community with over 4,000 investors across 70 countries now enrolled in the Pro Investor Program[3]. The Company also launched a new suite of AI tools, enabling investors to create and customize their own strategies and dashboards, and plans to soon expand access to the eToro App Store, where users can publish and share their innovations with millions of eToro users globally. Tori, eToro’s AI-powered analyst, has seen strong adoption, with more than one-third of Club Members using it to access personalized insights that enhance their investing decisions.

●	Wealth Management: eToro strengthened its long-term investing and savings offering with new, localized products and subscription services. The Company introduced the eToro Club Subscription, which provides access to exclusive wealth tools, investing features, and premium rewards. As we continue expanding our savings offering to tap into a market opportunity exceeding $1 trillion, eToro is broadening access to long-term financial solutions. In the U.K., we introduced the Cash ISA, extending our range of tax-efficient savings products, while in Australia, we advanced the integration of Spaceship, enabling users to access superannuation products directly through the eToro platform.

●	Neo-Banking: eToro accelerated the localization of its money management experience, driving adoption of eToro Money across regions. eToro continued to localize its product and launched eToro money in Australia. In Europe and the U.K., users can now earn up to 4% stock back on card purchases, rewarding daily spending with portfolio growth, as well as 1% stock back on crypto deposits. eToro closed the quarter with 1.75 million eToro Money accounts while experiencing a 2.4x increase in debit cards issued sequentially quarter-on-quarter, underscoring growing user engagement and retention.

eToro’s commitment to product innovation and its efforts to expand its presence both globally and in the United States will fuel its continued growth.

●	Crypto Strategy: eToro continued to execute on its long-term digital assets strategy, building an integrated, multi-layered crypto ecosystem that bridges traditional finance and Web3. The Company expanded its crypto offering with more utility, staking, and yield-generating tokens in the U.S., and advanced development of its crypto wallet. eToro’s crypto wallet, which it expects to launch in the next few quarters, will enable users to participate in blockchain-based prediction markets, lending, and tokenization. These initiatives position eToro at the forefront of crypto innovation, empowering millions of users to build wealth on blockchain rails.

●	Global Expansion: eToro sustained its momentum in key growth markets as the Company builds on its presence in 75 countries across the world. In the U.S., new funded accounts year to date surpassed full-year 2024 levels, fueled by a substantial expansion of cryptoassets (from 3 to 110) and the launch of staking for Cardano (ADA), Ethereum (ETH), and Solana (SOL). Moreover, the recent U.S. launch of CopyTrader extends eToro’s patented technology to U.S.-based investors, enabling them to instantly copy the investment strategies of other investors.

[3]	Formerly called the Popular Investor Program

Conference Call and Livestream Information

eToro will host a video call to discuss its results at 5:30 a.m. PT / 8:30 a.m. ET today, November 10, 2025. The video call can be accessed at investors.etoro.com, along with this earnings press release and accompanying slide presentation and certain monthly business metrics. The event will also be live streamed to eToro’s YouTube and X.com official channels.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

Website and Social Media Channels

eToro uses its website to distribute company information and makes available free of charge a variety of information for investors, including its filings with the U.S. Securities and Exchange Commission (“SEC”), in addition to disclosing information via press releases, filings with the SEC, public conference calls, webcasts, X feed (@eToro), Instagram page (@eToro_official) and LinkedIn page. The information disclosed through the foregoing channels could be deemed to be material information and we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. In addition, investors may opt in to automatically receive email alerts and other information about eToro when enrolling their email address under the “Stay Up to Date” option at the bottom of https://investors.etoro.com/. Information contained on or accessible through any of the foregoing channels is not incorporated by reference into this press release.

ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30	December 31
	2025	2024
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	1,093,467	575,395
Restricted cash	329	314
Short-term investment	131,000	65,000
Counterparties	294,716	224,867
Cryptoassets	93,775	113,279
Receivable from omnibus accounts	6,838	50,466
Other receivables and prepaid expenses	67,236	46,005
	1,687,361	1,075,326
Non-current assets:
Restricted cash	11,586	11,630
Right of use assets	40,601	44,406
Property and equipment, net	6,299	5,007
Goodwill and other intangible assets, net	44,421	46,346
Deferred taxes	10,318	8,647
	113,225	116,036

Total Assets	1,800,586	1,191,362

Liabilities and equities
Current liabilities:
Accounts payable	5,764	4,201
Current maturities of long-term lease liabilities	5,687	4,758
Payable to users	143,936	103,493
Accrued expenses and other payables	209,187	193,115
	364,574	305,567
Non-current liabilities:
Employee benefit liabilities, net	876	1,253
Other long-term liabilities	9,616	5,653
Long-term lease liabilities	45,327	43,546
Deferred taxes liabilities	2,185	2,968
	58,004	53,420
Equity attributable to equity holders of the company:
Common share premium	1,263,790	474,469
Preferred share premium	0	397,019
Treasury shares	0	(2,625)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	5,620	1,868
Retained Earnings (Accumulated deficit)	99,507	(47,447)
	1,378,008	832,375
Total liabilities and equity	1,800,586	1,191,362

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue and income:
Net trading income from equities, commodities and currencies	72,865	91,691	283,744	248,023
Revenue from cryptoassets	3,966,518	1,400,244	9,382,110	6,333,518
Net trading income (loss) from cryptoassets derivatives	(18,395)	2,922	50,249	(231)
Net interest income from users	58,850	46,036	155,342	145,568
Currency conversion and other income	24,287	15,451	70,701	54,549
Other interest income	9,410	5,001	21,005	12,288
Total revenue and income	4,113,535	1,561,345	9,963,151	6,793,715

Costs:
Cost of revenue from cryptoassets	3,889,146	1,384,596	9,295,088	6,231,088
Margin interest expense	9,785	9,440	26,461	27,456
Research and development	37,906	31,143	113,380	99,080
Selling and marketing	47,901	41,945	161,701	119,150
General, administrative and operating costs	57,434	48,770	183,206	160,434
Finance and other expenses, net	2,559	961	8,351	2,151
Total costs	4,044,731	1,516,855	9,788,187	6,639,359

Income before taxes on income	68,804	44,490	174,964	154,356
Taxes on income	11,987	5,990	28,010	21,159
Net income	56,817	38,500	146,954	133,197

Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	(1,212)	601	3,752	601
Other comprehensive income (loss) for the year, net of tax	(1,212)	601	3,752	601

Total comprehensive income	55,605	39,101	150,706	133,798

Basic net income per share	0.66	0.50	1.78	1.72
Diluted net income per share	0.53	0.44	1.55	1.54

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	86,648,439	77,730,860	82,760,081	77,646,136
Diluted	100,396,074	86,707,195	94,580,493	86,635,250

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025(*)	2024
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	56,817	38,500	146,954	133,197

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	3,153	2,798	9,152	8,240
Share-based payment	4,300	5,901	12,132	23,837
Evaluation of liabilities	(5,351)	-	3,963	-
Revaluation of fair value of cryptoassets and counterparties	(70,661)	(37,983)	(84,795)	(31,511)
Non-cash revenue from staking and blockchain rewards	(10,336)	(5,258)	(27,090)	(11,844)
Non-cash costs from staking and blockchain rewards	7,033	3,268	18,552	7,369
Finance and other expenses, net	2,559	961	8,351	2,151
Taxes on income, net	11,987	5,990	28,010	21,159
	(57,316)	(24,323)	(31,725)	19,401
Changes in asset and liability items:
Decrease (Increase) of counterparties	48,376	16,549	8,543	(13,457)
Decrease of cryptoassets	11,270	7,324	28,595	8,085
Increase of other receivables and prepaid expenses	(6,342)	(2,660)	(13,953)	(7,545)
Decrease (Increase) of restricted cash	(99)	(183)	36	(846)
Increase of user and omnibus accounts, net	1,983	32,335	75,588	62,042
Increase of accounts payable	1,196	13,304	564	13,283
Increase (Decrease) of accrued expenses and other payables	(3,422)	4,125	(1,406)	3,751
Increase (Decrease) of employee benefit liabilities, net	(498)	(65)	(461)	(544)
	52,464	70,729	97,506	64,769
Interest paid, net during the period	(4,385)	(1,056)	(6,761)	(3,164)
Taxes paid, net during the period	(5,667)	(3,801)	(13,383)	(11,320)
Net cash provided by operating activities	41,913	80,049	192,591	202,883

Cash flows from investing activities:
Increase of Short term deposits	(24,000)	-	(245,000)	-
Decrease of Short term deposits	93,000	-	179,000	-
Increase of long-term investments	-	-	(500)	-
Purchase of property and equipment	(1,785)	(287)	(3,066)	(2,013)
Purchase of intangible assets	(230)	(95)	(623)	(343)
Net cash (used in) investing activities	66,985	(382)	(70,189)	(2,356)

Cash flows from financing activities:
Exercise of options	297	326	3,730	687
Repayment of lease liability	(1,122)	(1,030)	(3,340)	(3,003)
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	(875)	-	377,943	-
Net cash provided by (used in) financing activities	(1,700)	(704)	378,333	(2,316)

Exchange differences on balances of cash and cash equivalents	(1,591)	4,247	17,337	219

Increase in cash and cash equivalents	105,607	83,210	518,072	198,430

Cash and cash equivalents at beginning of the period	987,860	503,554	575,395	388,334

Cash and cash equivalents at end of the period	1,093,467	586,764	1,093,467	586,764

(*)	The Company reclassified certain items in the unaudited interim condensed consolidated statements of cash flows within the cash flows from operating activities section for the comparative period June 30, 2025 This reclassification had no impact on the total cash flows from operating activities.

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain financial measures that are not calculated in accordance with International Financial Reporting Standards nor with Generally Accepted Accounting Principles (collectively “GAAP”) metrics, including Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS. The inclusion of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. eToro believes these non-GAAP financial measures provide important supplemental information to management regarding financial and business trends used in assessing its results of operations. eToro believes excluding specified items provides a more meaningful comparison to the corresponding reporting periods and internal budgets and forecasts, assists investors in performing analysis that is consistent with financial models developed by investors and research analysts, provides management with a more relevant measure of operating performance and is more useful in assessing management performance.

eToro urges its investors to review the reconciliations of Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS to their most directly comparable GAAP financial measure set forth herein, and not to rely on any single financial measure to evaluate its business.

This press release includes key performance indicators that eToro’s management uses to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. eToro’s key performance indicators include Funded Accounts, Assets Under Administration and Net Contribution. Definitions of performance indicators can be found in this press release.

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	56,817	38,500	146,954	133,197
Finance expense, net	2,559	961	8,351	2,151
Taxes on income	11,987	5,990	28,010	21,159
Share-base payment expense	4,300	5,900	12,132	23,837
Depreciation and amortization	3,153	2,798	9,151	8,240
Employee non-cash expense	22	(524)	7,063	5,875
Transaction costs	421	0	10,891	0
Other expenses, net	(1,351)	968	7,497	1,810

Adjusted EBITDA	77,908	54,593	230,049	196,269

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited

Net income	56,817	38,500	146,954	133,197
Share-base payment expense	4,300	5,900	12,132	23,837
Amortization	862	720	2,547	2,175
Employee non-cash expense	22	(524)	7,063	5,875
Transaction related costs	421	0	10,891	0
Other expenses, net	(1,351)	968	7,497	1,810
Adjusted net income before tax	61,071	45,564	187,084	166,894

Effective tax rate	17.4%	13.5%	16.0%	13.7%
Tax impact	(741)	(951)	(6,424)	(4,619)
Adjusted net income	60,330	44,613	180,660	162,275

Basic Shares Outstanding	86,648,439	77,730,860	82,760,081	77,646,136

Diluted Shares Outstanding	100,396,074	86,707,195	94,580,493	86,635,250

Basic GAAP EPS	0.66	0.50	1.78	1.72

Diluted GAAP EPS	0.53	0.44	1.55	1.54

Basic Non - GAAP EPS	0.70	0.57	2.18	2.09

Diluted Non - GAAP EPS	0.60	0.51	1.91	1.87

Definitions of Certain Metrics

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense.

Adjusted Diluted Earnings Per Share (Adjusted diluted EPS): Adjusted diluted EPS is a non-GAAP financial metric and is calculated by dividing the Adjusted Net Income attributable to common shareholders by the diluted shares outstanding during the period. Adjusted diluted EPS excludes the impact of the same non-recurring or non-operational items to provide investors with a normalized measure of profitability on a per-share basis.

Adjusted Net Income: Adjusted Net Income refers to a company’s net income after making adjustments for non-recurring, one-time, or non-cash items such as restructuring charges, asset impairments, acquisition-related expenses, or gains/losses from discontinued operations.

Assets under administration (AUA): AUA reflects the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services, categorized as follows:

●	Crypto: Includes all cryptocurrencies and users’ crypto assets held in eToro digital wallets.

●	Equities: Includes stocks, ETFs, and assets managed under the Spaceship program.

●	Cash: Includes customers’ uninvested cash (e.g., cash balances, eMoney balances, in-process cashouts), as well as cash used for margin or posted as collateral for leveraged positions.

Funded Accounts: Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate total commission.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.

●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

●	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Income: Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook, and market positioning and share repurchase authorization, including execution of the expected accelerated share repurchase program. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related to artificial intelligence (“AI”); changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our prospectus, dated May 13, 2025, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in eToro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

Source: eToro Group Ltd.